Exhibit 99.1

Digital Power Corporation Reports Financial Results for the Fourth Quarter and the Year Ended December 31, 2015

FREMONT, Calif., March 30, 2016, Digital Power Corporation (NYSE Amex: DPW - News) (hereinafter: "Digital Power" or the "Company") today announced its financial results for the fourth quarter and the year ended December 31, 2015.

Digital Power reported revenues of $2,304,000 for the fourth quarter ended December 31, 2015, an increase of 9% from revenues of $2,112,000 in the comparable quarter in 2014. The Company recorded an operating loss of $220,000 for the fourth quarter of 2015 compared to an operating loss of $360,000 for the fourth quarter of 2014. Non - GAAP operating losses were $176,000 and $237,000 for the fourth quarter of 2015 and fourth quarter of 2014, respectively. Digital Power reported a net loss of $225,000 for the fourth quarter of 2015 compared to a net loss of $499,000 for the fourth quarter of 2014. Non - GAAP net losses were $176,000 and $202,000 for the fourth quarter of 2015 and fourth quarter of 2014, respectively.

Digital Power’s revenues for the year ended December 31, 2015 were $7,766,000, a decrease of 14% from revenues of $9,022,000 for the year ended December 31, 2014. The Company recorded an operating loss of $1,003,000 for the year ended December 31, 2015 compared to an operating loss of $542,000 for the comparable 2014 period. Non - GAAP operating losses were $711,000 and $189,000 for the 2015 and 2014 years, respectively. Net loss for the year ended December 31, 2015 was $1,096,000, an increase of 67%, or $438,000, from the loss of $658,000 for the year ended December 31, 2014. Non - GAAP net losses were $694,000 and $130,000 for the 2015 and 2014 years, respectively. Gross margins in 2015 and 2014 were 35% and36%_respectively.

Commenting on the results, President and CEO Amos Kohn stated: “For the year ended December 31, 2015 our net loss of $1,096,000 included $226,000 of stock option expenses, $66,000 of intellectual property amortization expenses, and $110,000 for impairment expenses related to our investment in Telkoor Telecom Ltd. in 2011. For the year ended December 31, 2014, our net loss of $658,000 included $246,000 of stock option expenses, $106,000 for intellectual property amortization, and $175,000 of the Telkoor investment impairment. Excluding the aforementioned non cash related expenses our net loss would have been $694,000 for the year ended December 31, 2015 and $130,000 for the year ended December 31, 2014. While we are very disappointed with the magnitude of the loss reported in the past two years, it is important to note that 37% and 80% of the losses in 2015 and 2014, respectively, were attributable to non-cash related expenses. We comply with generally accepted accounting principles that require inclusion of these expenses. Our cash balances decreased to $1.2 million at December 31, 2015 compared to $2.1 million at December 31, 2014 primarily the result of our reported loss.

Mr. Kohn continued: “For the year ended December 31, 2015 our defense product revenues increased to $3 million compared to $2.6 million for the year ended December 31, 2014. In 2013, we began to realize our expansion in this market with several new fully customized design projects to supply advanced power switching solutions for military battlefield uses and power rectifier systems for international naval fleets and in 2015 we had sales of $1.8 million from those products. We also completed the development of new power switching solutions for medical surgical instruments and other products for telecom and datacom industries. We have a strong backlog for our defense related products and expect to continue to realize the benefits of our presence in this market. Our commercial product revenue decreased to $4.8 million for the year ended December 31, 2015 from $6.4 million for the year ended December 31, 2014 primarily as the result of delays in finalizing custom product developments and a decline in product sales of off the shelf products.

Use of Non-GAAP Measures

This press release provides financial measures for operating loss and net loss, which exclude stock-based compensation expense, impairment expenses and amortization for acquired intangible assets, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating loss and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd., Fremont, California, 94538; Contact: Investor Relations, 510-657-2635; Website: www.digipwr.com.

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2015 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of operating and net losses in the future; (b) dependency on Advice to design and manufacture products; (c) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (d) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (e) dependency on developer partners for the development of some of our custom design products; (f) dependency on sales of our legacy products for a meaningful portion of our revenues; (g) the possible failure of the Company’s custom product development efforts to result in products which meet customers’ needs or such customers’ failure to accept such new products; (h) the ability of the Company to attract, retain and motivate key personnel; (i) dependence on a few major customers; (j) dependence on the electronic equipment industry; (k) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (l) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (m) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (n) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (o) variations in operating results from quarter to quarter; (p) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

Financial Data (In thousands except for per share data)

	Three months		Year
	Ended December 31,		Ended December 31,
Statement of Operations Data:	2015	2014	2015	2014

Revenues	$2,304	$2,112	$7,766	$9,022
Operating loss	$(220)	$(360)	$(1,003)	$(542)
Other(expense)	$(5)	$(139)	$(94)	$(115)
Net income loss	$(225)	$(499)	$(1,096)	$(658)
Basic net earnings (loss) per share:	$(0.03)	$(0.074)	$(0.162)	$(0.097)

Balance Sheet	As of December 31,
	2015	2014

Working capital	$2,659	$3,588
Total assets	5,099	6,342
Total Liabilities	1,628	1,901
Shareholders' equity	3,471	4,441

Non - GAAP Financial Data & Reconciliation to GAAP (Excluding Stock option expenses, amortization of intangible intellectual property and impairments of our investments) (In thousands):

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014

GAAP Gross profit	$719	$697	$2,713	$3,287
Amortization of intangible assets	-	28	66	106
Stock option expenses	3	1	7	4
Non - GAAP Gross profit	722	725	2,786	3,397
Operating expenses	940	1,056	3,716	3,829
Stock option expenses	42	93	219	243
Non - GAAP operating expenses	898	963	3,497	3,586
Non - GAAP operating loss	(176)	(237)	(711)	(189)
GAAP Other expenses, net	(5)	(139)	(94)	(115)
Impairment of investment	4	175	110	175
Non - GAAP other income	(1)	36	16	60
Income taxes	(1)	1	(1)	1
GAAP Net loss	(225)	(499)	(1,096)	(658)
Non - GAAP expense reductions	49	297	402	528
Non - GAAP Net loss	$(176)	$(202)	$(694)	$(130)